Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333- 179838

Free Writing Prospectus

On February 16, 2012, GNC Holdings, Inc. (the “Company”), in connection with its release of earnings for 2011 and based on then-current expectations, provided an estimate for the first quarter of 2012 for consolidated earnings per diluted share (“EPS”) of approximately $0.49.  This estimate was based in part on achieving an increase in domestic company-owned same store sales (including GNC.com internet sales, “Same Store Sales”) of between 8% and 9% for the quarter ending March 31, 2012 compared to the same period in the prior year.

Through January and February, 2012, preliminary results reflect that Same Store Sales increased by a percentage in the mid-teens compared to the same period in the prior year.  This compares to an increase of approximately 6% in Same Store Sales for the first two months of fiscal 2011, and a 7.5% increase that the Company reported for the first quarter of fiscal 2011 (which included a monthly Same Store Sales increase of 10.4% in March 2011 compared to March 2010), compared to the same periods in the prior year.

Based primarily on these preliminary results for Same Store Sales in the first two months of 2012, together with other preliminary results in its business for the first quarter to date, the Company currently expects to outperform its previously stated first quarter 2012 EPS guidance of approximately $0.49.

The above information and expectations are based on preliminary data for only a portion of the first quarter, which has not been subjected to the Company’s normal quarter-end closing and review procedures. Because the preliminary information for this period is not for an entire fiscal period and will be subject to quarter-end closing procedures and/or adjustments, it should not be viewed as a substitute for full interim financial statements prepared in accordance with accounting principles generally accepted in the United States and reviewed by the Company’s auditors. This preliminary information could change materially and is not necessarily indicative of the results to be achieved for the quarter ending March 31, 2012, the remainder of fiscal year 2012 or any future period.  There is no assurance that the Company will outperform its previously stated first quarter 2012 EPS guidance, or if it does that it will do so by any particular amount.

The information above contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company’s financial condition, results of operations and business that is not historical information.  Forward-looking statements can be identified by the use of terminology such as “subject to,” “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “projects,” “may,” “will,” “should,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy and outlook.  While the Company believes there is a reasonable basis for its expectations and beliefs, they are inherently uncertain, and the Company may not realize its expectations and its beliefs may not prove correct.  The Company undertakes no obligation to publicly update or revise any forward-

looking statement, whether as a result of new information, future events or otherwise.  Actual results could differ materially from those described or implied by such forward-looking statements.  For a listing of factors that may materially affect such forward-looking statements, please refer to the prospectus that is contained in the Company’s registration statement on Form S-1 (File No. 333-179838) filed with the U.S. Securities and Exchange Commission.

The information set forth herein has also been disclosed in a press release issued by the Company, which was attached as an exhibit to the current report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 12, 2012.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  The preliminary prospectus is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1502034/000104746912002467/a2207818zs-1a.htm.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free J.P. Morgan Securities LLC at 1-866-803-9204, or Goldman, Sachs & Co. at 1-866-471-2526.